Exhibit 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	Three Months
	Ended March 31,

	2003	2002

Income before federal income taxes	$1,941	$1,209
Add:
Provision for federal income taxes	707	362
Interest expense on all indebtedness	9,528	10,146

Earnings, as adjusted	$12,176	$11,717

Fixed Charges:
Interest expense on all indebtedness	$9,528	$10,146
Preferred stock dividends	30	33

Fixed charges including preferred stock dividends	$9,558	$10,179

Ratio of earnings to combined fixed charges and preferred dividends	1.27:1	1.15:1